
SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION


10031903

AB 9/1

UNIT
SECURITIES AND E
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66738 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burns Financial Centre Agency, Inc.
dba Burns Financial Centre, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8903 Brecksville Road
(No. and Street)

| Brecksville | Ohio | 44141 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Burns (440) 526-5509
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

| 800 Westpoint Parkway, Suite 1100 | Westlake | Ohio | 44145 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 9/1

## OATH OR AFFIRMATION

I, Robert Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burns Financial Centre Agency, Inc. dba Burns Financial Centre, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



NICOLE M. STRAKA
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Oct. [illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNS FINANCIAL CENTRE AGENCY, INC.

JUNE 30, 2010

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT ........ 2

STATEMENT OF FINANCIAL CONDITION
June 30, 2010 ........ 3

STATEMENT OF INCOME
Year ended June 30, 2010 ........ 4

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended June 30, 2010 ........ 5

STATEMENT OF CASH FLOWS
Year ended June 30, 2010 ........ 6

NOTES TO THE FINANCIAL STATEMENTS ........ 7 - 10

SUPPLEMENTAL INFORMATION ........ 11 - 13

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) ........ 14 - 15



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

***www.cohenfund.com***

440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) as of June 30, 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burns Financial Centre Agency, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

August 18, 2010
Westlake, Ohio

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2010

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 148,129 |
| Commissions receivable | | 9,991 |
| Due from related party | | 1,290 |
| Cash surrender value of officer's life insurance | | 11,188 |
| Office equipment – At cost – Less accumulated depreciation of $4,064 | | 1,825 |
| | $ | 172,423 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 4,720 |
| Deferred income tax | | 400 |
| | | 5,120 |
| COMMITMENTS AND CONTINGENCY | | |
| SHAREHOLDER'S EQUITY | | |
| Common stock; no par value 750 shares authorized; 100 issued and outstanding | | 500 |
| Retained earnings | | 166,803 |
| | | 167,303 |
| | $ | 172,423 |

*The accompanying notes are an integral part of these statements.*

## STATEMENT OF INCOME

### YEAR ENDED JUNE 30, 2010

| | |
|---|---|
| REVENUE | |
| Commissions and fees | $ 475,793 |
| Interest and dividends | 619 |
| Other | 18,311 |
| | 494,723 |
| EXPENSES | |
| Commissions, employee compensation, and benefits | 320,654 |
| Communications and data processing | 7,881 |
| Professional fees | 15,317 |
| Occupancy | 110,882 |
| Office expenses | 4,171 |
| Other | 19,364 |
| | 478,269 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 16,454 |
| PROVISION FOR INCOME TAXES | |
| Deferred | 4,300 |
| NET INCOME | $ 12,154 |

*The accompanying notes are an integral part of these statements.*

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2010

| | COMMON STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|
| BALANCE – JULY 1, 2009 | $ 500 | $ 154,649 | $ 155,149 |
| NET INCOME | | 12,154 | 12,154 |
| BALANCE – JUNE 30, 2010 | $ 500 | $ 166,803 | $ 167,303 |

*The accompanying notes are an integral part of these statements.*

## STATEMENT OF CASH FLOWS

### YEAR ENDED JUNE 30, 2010

| | |
|---|---|
| CASH FLOW PROVIDED FROM OPERATING ACTIVITIES | |
| Net Income | $ 12,154 |
| Adjustments to reconcile net income to net cash provided from operating activities | |
| Deferred income tax | 4,300 |
| Depreciation | 903 |
| Decrease in cash surrender value of officer's life insurance | 233 |
| Increase (decrease) in cash resulting from changes in operating assets and liabilities | |
| Commissions receivable | 10,929 |
| Due from related party | (1,290) |
| Income taxes receivable | 4,225 |
| Accounts payable and accrued expenses | 1,762 |
| Net cash provided from operating activities | 33,216 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 33,216 |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 114,913 |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 148,129 |

*The accompanying notes are an integral part of these statements.*

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Arizona, California, Florida, Georgia, Illinois, North Carolina, Texas, and Virginia, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the sale of mutual funds and variable life insurance or annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at June 30, 2010, are cash and money market funds. At times during the year, the Company's cash accounts exceed the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Commissions

Commission income, commission expense, and related expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at June 30, 2010, all commissions were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Effective July 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. The adoption had no effect on the Company's shareholder's equity. As of and during the year ended June 30, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by U.S. federal tax authorities for tax years before June 30, 2007.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

The Company has a monthly expense sharing agreement (the "Agreement") with an affiliated company, Burns Financial Advisors, Inc. ("BFA"), for all operational expenses. In accordance with the Agreement, the Company is responsible for the payment of all day-to-day operational expenses and is reimbursed on a quarterly basis by BFA for its share of the expenses. For the year ended June 30, 2010, BFA reimbursed the Company $17,254. At June 30, 2010, the due from related party consisted of reimbursable expenses due to the Company under the Agreement. All reimbursed expenses are included in other income.

NOTES TO THE FINANCIAL STATEMENTS

4. COMMITMENTS AND CONTINGENCY

Leases

The Company leases a vehicle under an operating lease at $1,047 per month through August 2012.

In addition, the Company leased office equipment under an operating lease with the shareholder of the Company at $5,395 per month through June 2010. On July 1, 2010, the Company renewed the operating lease through June 2011. Future minimum payments under non-cancelable operating leases are as follows:

| Year ending June 30, | |
|---|---|
| 2011 | $ 77,307 |
| 2012 | 12,567 |
| 2013 | 2,095 |
| | $ 91,969 |

Total rent expense for the year ended June 30, 2010, was $111,808, including $64,740 paid to the shareholder.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

5. INCOME TAXES

At June 30, 2010, deferred tax assets and liabilities resulted from the following:

| | |
|---|---|
| Deferred Tax Assets | |
| Accrual to cash basis method of accounting | $ 700 |
| Net operating loss carryforward | 400 |
| | 1,100 |
| Deferred Tax Liabilities | |
| Accrual to cash basis method of accounting | 1,500 |
| Net deferred tax liabilities | $ (400) |

At June 30, 2010, there was no valuation allowance required to reduce the deferred tax assets.

The Company has available at June 30, 2010, approximately $2,800 of unused federal operating loss carryforwards that may be applied against future taxable income and that expire in 2028.

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under the Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2010, the Company had net capital of $163,090, which was $158,090 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2010, the ratio was 0.03 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as a subscription broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

8. COMMISSIONS CONCENTRATION

For the year ended June 30, 2010, the Company received commissions from one mutual fund provider, one variable annuity provider, and one unit investment trust provider representing 92.4% of total commissions for the year. At June 30, 2010, commissions receivable from the mutual fund provider, variable annuity provider, and unit investment trust provider amounted to $5,182.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5(g)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2010

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2010

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total shareholder's equity from statement of financial condition | | $ 167,303 |
| Less: Non-allowable assets – | | |
| Commissions receivable | $ 1,098 | |
| Due from related party | 1,290 | |
| Office equipment - Net | 1,825 | |
| | | 4,213 |
| NET CAPITAL | | $ 163,090 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS – INCLUDED LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION | | $ 4,720 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS | | $ 315 |
| MINIMUM REQUIRED NET CAPITAL | | $ 5,000 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| EXCESS NET CAPITAL | | $ 158,090 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .03 to 1 |

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2010, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there were no audit adjustments that affected net capital.

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

**_www.cohenfund.com_**

440.835.8500
440.835.1093 _fax_

SHAREHOLDER AND BOARD OF DIRECTORS
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements of Burns Financial Centre Agency, Inc. (the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal controls was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

August 18, 2010
Westlake, Ohio

focused.
experienced.
responsive.

BURNS FINANCIAL CENTRE AGENCY, INC.
dba BURNS FINANCIAL CENTRE, INC.

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2010



Cohen
Fund Audit Services